UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

California Micro Devices Corporation

(Name of Subject Company)

California Micro Devices Corporation

(Name of Person( Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

130439102

(CUSIP Number of Class of Securities)

Kevin J. Berry

Chief Financial Officer

California Micro Devices Corporation

490 N. McCarthy Blvd., No. 100

Milpitas, CA 95035-5112

(408) 263-3214

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Stephen M. Wurzburg, Esq. Pillsbury Winthrop Shaw Pittman LLP 2475 Hanover Street Palo Alto, CA 94304 (650) 233-4500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following documents relating to the proposed acquisition of California Micro Devices Corporation (the “Company”) by On Semiconductor Corporation. (“ON”) pursuant to the terms of an Agreement and Plan of Merger dated as of December 14, 2009 by and among the Company, ON and Pac-10 Globe Acquisition Corporation, an indirect wholly-owned subsidiary of ON: (i) a Joint Press Release of the Company and ON dated December 14, 2009; (ii) a letter to Company customers, sales representatives and distributors from the CEOs of the Company and ON; (iii) a letter to Company suppliers from the CEOs of the Company and ON; (iv) a letter to Company employees from the CEOs of the Company and ON; (v) a set of “Frequently Asked Questions” or FAQs made available to Company employees; and (vi) a power point presentation made to Company employees.

2

ON Semiconductor to Acquire California Micro Devices

for $4.70 per Share in an All-Cash Tender Offer

PHOENIX, Ariz. and MILPITAS, Calif. – Dec. 14, 2009 – ON Semiconductor (Nasdaq: ONNN) and California Micro Devices (Nasdaq: CAMD) today announced the signing of a definitive merger agreement pursuant to which ON Semiconductor will acquire California Micro Devices (CMD) through a cash tender offer of $4.70 per share. With net cash, cash equivalents and short-term investments of approximately $45 million at the end of November 2009, the transaction value of CMD represents an enterprise value of approximately $63 million and an equity value of approximately $108 million, based on common stock outstanding and issued. The proposed transaction and related merger agreement have been approved by each company’s board of directors.

“The acquisition of California Micro Devices will significantly strengthen our offering of application specific integrated passive (ASIP) devices to protect products in the wireless, computing and consumer electronics end-markets,” said Keith Jackson, ON Semiconductor president and CEO. “In addition, CMD’s expertise in protection solutions for the high brightness LED (HBLED) market, as well as their strengths in LC-based EMI (electromagnetic interference) filtering and low capacitance ESD (electrostatic discharge) protection, complement our existing portfolio of protection and lighting solutions. With technology and process development expertise in ESD and EMI protection, CMD is highly differentiated in the marketplace – as demonstrated by their strong relationships with leading global customers across multiple large and growing applications. Combined with ON Semiconductor’s global sales channel footprint and effective channels of distribution, we expect to be able to support a broader and deeper penetration of CMD’s overall product portfolio with market-leading customers. This should enable us to accelerate revenue growth for CMD’s products and increase market share. We also believe CMD’s products and operations will benefit from ON Semiconductor’s world-class manufacturing capabilities.”

“California Micro Devices becoming a part of ON Semiconductor represents a compelling opportunity for our customers, employees and shareholders,” said Robert Dickinson, president and CEO of CMD. “To compete successfully in today’s global marketplace, size and scale are very important so we are pleased to become part of a leading global company in the semiconductor sector. Combining our leading-edge protection technology with ON Semiconductor’s world-class operational capabilities, supply chain and global customer and channel footprint will enable CMD’s products to better penetrate the mobile, consumer, laptop and lighting end-markets.”

- m o r e -

ON Semiconductor to Acquire California Micro Devices for $4.70 per Share in an All-Cash Tender Offer

2 – 2 – 2 – 2

Transaction Details

Under the terms of the agreement, which has been approved by both boards of directors, ON Semiconductor will commence a tender offer no later than December 29, 2009, to purchase all of the outstanding shares of CMD’s common stock for $4.70 in cash. The closing of the tender offer is subject to customary conditions, including the tender of a number of shares that constitutes at least a majority of CMD’s outstanding shares of common stock on a fully diluted basis as further described in the merger agreement. The agreement also provides that the parties effect, subject to the satisfaction or waiver of customary conditions, a merger following the completion of the tender offer, which will result in all shares of CMD common stock not tendered in the tender offer being converted into the right to receive the same $4.70 per share in cash paid in the tender offer. ON Semiconductor will finance the acquisition using existing cash resources and the closing of the transaction is not contingent on the receipt of financing. The companies expect the transaction to close in the first quarter of 2010.

Upon closing, ON Semiconductor may record a one-time charge for purchased in-process research and development expenses and other deal related costs. The amount of that charge, if any, has not yet been determined.

“This acquisition is directly aligned with both our strategic and financial goals,” said Donald Colvin, ON Semiconductor executive vice president and CFO. “The transaction value represents approximately 1.6 times trailing twelve month sales plus cash. We also believe ON Semiconductor’s operational strengths will significantly benefit the revenue and margin potential of CMD. Given the significant synergies we expect to realize from this combination, we anticipate that the acquisition will be accretive to earnings per share within the first year post the transaction close. We intend to provide further details on the acquisition and our fourth quarter 2009 results on our regularly scheduled quarterly earnings conference call in February 2010.”

GCA Savvian Advisors, LLC acted as exclusive financial advisor to ON Semiconductor and is acting as the dealer manager for the Tender Offer. DLA Piper US LLP acted as legal counsel to ON Semiconductor. Pillsbury Winthrop Shaw Pittman LLP acted as legal counsel and Needham & Company LLC provided a fairness opinion to California Micro Devices.

About ON Semiconductor

With its global logistics network and broad product portfolio, ON Semiconductor (Nasdaq: ONNN) is a premier supplier of high performance, energy efficient, silicon solutions that enable designers to quickly and cost-effectively improve system efficiency for electronics in the computing, communications, consumer, automotive, industrial, medical and military/aerospace markets. The company’s portfolio includes power management, signal, logic, discrete and custom devices. The company operates a network of manufacturing facilities, sales offices, and design centers in key markets throughout North America, Europe, and the Asia Pacific regions. For more information, visit http://www.onsemi.com.

ON Semiconductor to Acquire California Micro Devices for $4.70 per Share in an All-Cash Tender Offer

3 – 3 – 3 – 3

About California Micro Devices

California Micro Devices is a leading supplier of protection devices for the mobile handset, high brightness LED (HBLED), digital consumer electronics and personal computer markets. Detailed corporate and product information may be accessed at http://www.cmd.com.

# # #

ON Semiconductor and the ON Semiconductor logo are registered trademarks of Semiconductor Components Industries, LLC. All other brand and product names appearing in this document are registered trademarks or trademarks of their respective holders. Although the company references its website in this news release, information on the website is not to be incorporated herein.

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the commencement, consummation, and benefits of the proposed transaction between ON Semiconductor Corporation (“ON”) and California Micro Devices Corporation (“California Micro Devices”) and the future financial performance of ON. These forward-looking statements are based on information available to ON and California Micro Devices as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond ON’s or California Micro Devices’ control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the tender offer does not commence or is unsuccessful (either because enough shares are not tendered or because other conditions are not timely satisfied) or that the follow-on merger does not close or is delayed, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the possibility that expected benefits and cost savings may not materialize as expected, the variable demand and the aggressive pricing environment for semiconductor products; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality for its current products; the adverse impact of competitive product announcements; revenues and operating performance; poor economic conditions and markets, including the current credit markets; the cyclical nature of the semiconductor industry; changes in demand for our products; changes in inventories at customers and distributors; technological and product development risks; availability of raw materials; competitors’ actions; pricing and gross margin pressures; loss of key customers; order cancellations or reduced bookings; changes in manufacturing yields; control of costs and expenses; significant litigation; risks associated with acquisitions and dispositions; risks associated with leverage and restrictive covenants in debt agreements; risks associated with international operations including foreign employment and labor matters associated with unions and collective bargaining agreements; the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally; risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002); and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON Semiconductor’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2009, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of ON Semiconductor’s SEC filings, and California Micro Devices’ Quarterly Report on Form 10-Q as filed with the SEC on November 9, 2009, Current Reports on Form 8-K and other of California Micro Devices’ SEC filings. These forward-looking statements should not be relied upon as representing ON Semiconductor’s or California Micro Devices views as of any subsequent date and neither undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

Securities Law Disclosure and Additional Information

The tender offer for the outstanding shares of common stock of California Micro Devices Corporation (“California Micro Devices” or “CMD”) has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, ON Semiconductor Corporation and an indirect wholly-

ON Semiconductor to Acquire California Micro Devices for $4.70 per Share in an All-Cash Tender Offer

4 – 4 – 4 – 4

owned subsidiary of ON Semiconductor Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and California Micro Devices will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statement. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the related solicitation/recommendation statement will contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully by CMD’s stockholders before they make any decision with respect to the tender offer. Such materials, when prepared and ready for release, will be made available to California Micro Devices’ stockholders at no expense to them. In addition, at such time such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov and also may be obtained by contacting investor relations at ir@calmicro.com, or by mail at California Micro Devices Corporation Investor Relations, 490 N. McCarthy Blvd., No. 100, Milpitas, CA 95051, or by telephone at 1- 408-934-3144.

CONTACTS

Anne Spitza	Ken Rizvi
Corporate Communications	M&A, Treasury & Investor Relations
ON Semiconductor	ON Semiconductor
(602) 244-6398	(602) 244-3437
anne.spitza@onsemi.com	ken.rizvi@onsemi.com

Kevin Berry
Chief Financial Officer
California Micro Devices
408-934-3144
kevinb@cmd.com

TO:	Our Valued Customers, Sales Representatives and Distributors

DATE:	December 14, 2009

SUBJECT:	Pending Acquisition of California Micro Devices by ON Semiconductor

Dear Customer,

This morning we jointly announced with ON Semiconductor the signing of a definitive merger agreement providing for the acquisition of California Micro Devices (CMD) by ON Semiconductor. The details are covered in the attached press announcement, which was released this morning.

To compete successfully in today’s global marketplace, size and scale are very important. Through merging with a leading global semiconductor company such as ON Semiconductor, we will be better able to support the needs of our customer base while continuing to provide access to industry leading protection technology and products.

We are very pleased at the prospect of becoming a part of the ON Semiconductor team and we will continue to provide the highest levels of service and support you expect.

We will be conducting business as usual, so for all product, business and technical support issues, please continue to work with your local CMD Sales Manager.

We will keep you informed as we proceed through the acquisition process and invite you to contact Dan Hauck, vice president of sales (408-934-3102) or Kyle Baker, vice president of marketing (408.934-3117) with any questions you may have.

Best Regards,

/s/ Robert V. Dickinson	/s/ Keith D. Jackson
President and CEO	President and CEO
California Micro Devices	ON Semiconductor

Securities Law Disclosure and Additional Information

The tender offer for the outstanding shares of common stock of California Micro Devices Corporation (“California Micro Devices” or “CMD”) has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, ON Semiconductor Corporation and an indirect wholly-owned subsidiary of ON Semiconductor Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and California Micro Devices will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statement. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the related solicitation/recommendation statement will contain important information, including the various terms of, and conditions to, the tender

California Micro Devices Corporation — 490 N. McCarthy Blvd. #100, Milpitas, CA 95035-5112

www.calmicro.com — Tel:408.263.3214 — Fax:408.263.7846

offer, that should be read carefully by CMD’s stockholders before they make any decision with respect to the tender offer. Such materials, when prepared and ready for release, will be made available to California Micro Devices’ stockholders at no expense to them. In addition, at such time such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov and also may be obtained by contacting investor relations at ir@calmicro.com, or by mail at California Micro Devices Corporation Investor Relations, 490 N. McCarthy Blvd., No. 100, Milpitas, CA 95051, or by telephone at 1- 408-934-3144.

California Micro Devices Corporation — 490 N. McCarthy Blvd. #100, Milpitas, CA 95035-5112

www.calmicro.com — Tel:408.263.3214 — Fax:408.263.7846

TO:	Our Valued Suppliers

DATE:	December 14, 2009

SUBJECT:	Pending Acquisition of California Micro Devices by ON Semiconductor

This morning we jointly announced with ON Semiconductor the signing of a definitive merger agreement providing for the acquisition of California Micro Devices by ON Semiconductor. The details are covered in the attached press announcement, which was released this morning.

This merger will enable us to successfully compete in today’s global market place and better support the needs of our customer base.

We are very pleased at the prospect of becoming a part of the ON Semiconductor team. We will be conducting business as usual, so for all product, business, technical and quality issues, please continue to work with your usual California Micro Devices contacts.

We will keep you informed as we proceed through the acquisition process and invite you to contact us directly with any questions you may have.

Best Regards,

/s/ Robert V. Dickinson	/s/ Keith D. Jackson
President and CEO	President and CEO
California Micro Devices	ON Semiconductor

Securities Law Disclosure and Additional Information

The tender offer for the outstanding shares of common stock of California Micro Devices Corporation (“California Micro Devices” or “CMD”) has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, ON Semiconductor Corporation and an indirect wholly-owned subsidiary of ON Semiconductor Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and California Micro Devices will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statement. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the related solicitation/recommendation statement will contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully by CMD’s stockholders before they make any decision with respect to the tender offer. Such materials, when prepared and ready for release, will be made available to California Micro Devices’ stockholders at no expense to them. In addition, at such time such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov and also may be obtained by contacting investor relations at ir@calmicro.com, or by mail at California Micro Devices Corporation Investor Relations, 490 N. McCarthy Blvd., No. 100, Milpitas, CA 95051, or by telephone at 1- 408-934-3144.

California Micro Devices Corporation — 490 N. McCarthy Blvd. #100, Milpitas, CA 95035-5112

www.calmicro.com — Tel:408.263.3214 — Fax:408.263.7846

Internal Communication

TO:	All California Micro Devices Employees

DATE:	December 14, 2009

SUBJECT:	Acquisition of California Micro Devices by ON Semiconductor

A few minutes ago, we jointly announced with ON Semiconductor the signing of a definitive merger agreement providing for the acquisition of California Micro Devices by ON Semiconductor. The details are covered in a press release issued this morning and in an FAQs document, both of which are attached.

To compete successfully in today’s global marketplace, size and scale are very important. I am pleased to announce that, upon completion of the acquisition, we will become part of a leading global semiconductor company, a move that will enable us to better penetrate the wireless, computing, consumer electronics and lighting end-markets utilizing ON Semiconductor’s global customer and channel footprint combined with our leading edge technology.

Today, we will be conducting an “all hands” meeting in Milpitas which will be webcast. All non-Milpitas employees in the U.S. and Europe should log in to the webcast. It will also be available for replay. In addition, we will have a conference call for our employees in Asia later in the day. The schedule and dial-in information for these meetings is below.

Best Regards,

/s/ Robert V. Dickinson	/s/ Keith D. Jackson
President and CEO	President and CEO
California Micro Devices	ON Semiconductor

Date	Time	Attendees	Login Information
14-Dec-09	11 a.m. PST (Live) Recorded Replay Available	All CMD Headquarters All Milpitas employees plus other U.S. and European employees	http://phx.corporate- ir.net/phoenix.zhtml?p=irol-eventDetails&c=88234&eventID=2606416

14-Dec-09	6:00 p.m. PST	All employees in China, Hong Kong, Japan, Korea and Taiwan	See international dial-in numbers below

California Micro Devices Corporation — 490 N. McCarthy Blvd. #100, Milpitas, CA 95035-5112

www.calmicro.com — Tel:408.263.3214 — Fax:408.263.7846

Conference Call Dial in Numbers for 6 p.m. PST Asia Sales Call

U.S. Local Toll-Free:	1.877.414.0181
U.S. International Access Number:	1.650.227.3443 (Not a toll-free number)
China North:	108007140758
China South (China Telecom):	108001400733
Finland:	0800110016 (SAC Code 5129) or 358972519305
Hong Kong:	800903850 or 030114574
Japan:	00531160456 or 0357675586
Korea (South):	00308131720 or 0234837052
Taiwan:	00801126665
United Kingdom:	08082348431 or 02031070273

ACCESS CODE:	4082633214#

Securities Law Disclosure and Additional Information

The tender offer for the outstanding shares of common stock of California Micro Devices Corporation (“California Micro Devices” or “CMD”) has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, ON Semiconductor Corporation and an indirect wholly-owned subsidiary of ON Semiconductor Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and California Micro Devices will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statement. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the related solicitation/recommendation statement will contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully by CMD’s stockholders before they make any decision with respect to the tender offer. Such materials, when prepared and ready for release, will be made available to California Micro Devices’ stockholders at no expense to them. In addition, at such time such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov. and also may be obtained by contacting investor relations at ir@calmicro.com, or by mail at California Micro Devices Corporation Investor Relations, 490 N. McCarthy Blvd., No. 100, Milpitas, CA 95051, or by telephone at 1- 408-934-3144.

California Micro Devices Corporation — 490 N. McCarthy Blvd. #100, Milpitas, CA 95035-5112

www.calmicro.com — Tel:408.263.3214 — Fax:408.263.7846

FAQs – Pending Acquisition of California Micro Devices by ON Semiconductor

FREQUENTLY ASKED QUESTIONS

FAQs – Pending Acquisition of California Micro Devices by ON Semiconductor

FREQUENTLY ASKED QUESTIONS

Transaction Summary

What does the announcement mean?

ON Semiconductor and California Micro Devices (CMD) have signed a definitive merger agreement for ON Semiconductor to acquire CMD. Under the terms of the agreement, ON Semiconductor will make a cash tender offer to acquire all of the issued and outstanding shares of common stock of CMD. If you own shares of CMD common stock, you will receive $4.70 in cash per common share of CMD owned if you tender them or else at the closing date of the follow-on acquisition.

Your CMD stock options will be exchanged for ON Semiconductor stock options at a ratio equal to the acquisition price per share of $4.70 divided by the average closing price of ON Semiconductor shares for the five trading days immediately preceding the closing date of the merger for each CMD stock option owned. The exercise price for the ON Semiconductor options will be equal to the CMD exercise price times the ratio of the average price of ON Semiconductor shares for five days preceding the close to $4.70.

Why does ON Semiconductor want to acquire CMD?

•

CMD will significantly strengthen ON Semiconductor’s offering of application specific integrated passive (ASIP) devices to protect products in the wireless, computing and consumer electronics end-markets.

•

CMD’s expertise in protection solutions for the High Brightness LED (HBLED) market, as well as their strengths in LC-based EMI filtering and low capacitance ESD protection, will complement ON Semiconductor’s existing portfolio or protection and lighting solutions.

•

CMD technology and process development expertise in ESD and EMI protection is highly differentiated in the market as demonstrated by their strong relationships with leading global customers across multiple large and growing applications.

•	CMD’s business generated more than $11 million in sales in their most recent quarter which ended in September 2009—a business that grew 19 percent versus the prior quarter.

•

With the combination of ON Semiconductor’s global footprint, effective channels of distribution, and top-tier customer relationships, ON Semiconductor expects to be able to support a broader and deeper penetration of CMD’s overall product portfolio.

•	CMD’s strong portfolio offering should also benefit from ON Semiconductor’s world-class manufacturing capabilities.

Does the announcement mean a deal has been completed?

This transaction is not done. There are a number of processes and potential government filings that we need to complete before the deal is closed. We currently expect the deal to close in the first quarter of 2010, subject to the acceptance and tendering of shares related to the tender offer by CMD shareholders as well as customary closing conditions and regulatory approvals and the completion of the anticipated follow-on acquisition.

Do ON Semiconductor shareholders have to approve the transaction?

ON Semiconductor shareholders do not need to vote on this agreement. SEC regulations do not require a vote.

California Micro Devices shareholders will either accept the proposed Tender Offer Conditions and tender their shares or else be cashed out in the anticipated follow-on acquisition. We would anticipate that the acquisition will be completed by the first quarter of 2010.

How many CMD employees are impacted by this decision?

All of the approximately 84 CMD employees will be directly impacted by this decision.

FAQs – Pending Acquisition of California Micro Devices by ON Semiconductor

Where are the majority of the employees involved in this deal located?

The majority of employees are located in Milpitas, California with a design center located in Tempe, Arizona and field sales and other employees located around the world.

What resources will ON Semiconductor utilize for the purchase?

This will be an all cash transaction. ON Semiconductor had approximately $470.2 million of cash, cash equivalents and short-term investments at the end of its third quarter of 2009.

The press release mentioned enterprise value. What does that mean?

Enterprise value is a measure of a company’s value. It is calculated as the market capitalization (share price x shares outstanding) plus any debt minus cash and short term investments. As of its last reported quarter ending in September 2009, CMD had more than $44 million of cash and cash equivalents on its balance sheet. CMD also had no material debt.

What should I tell my customers about the acquisition?

If asked, tell customers that the deal is still pending subject to the official close. However, if the deal is completed, there are long-term benefits to customers including stronger and broader product portfolio, integrated sales channels, and world-class manufacturing capabilities to meet demand changes and enhanced scale.

What if customers ask me questions that I don’t know the answers to?

If you don’t know the answers, it’s okay to say that you don’t know, but that you will find out and get back to them. The best way to do this is to contact your manager.

What should I do if a journalist asks me a question?

Please direct all media inquiries to the media relations department of ON Semiconductor or CMD.

ON Semiconductor

Anne Spitza

Corporate Communications

602-244-6398

anne.spitza@onsemi.com

Kevin Berry

Chief Financial Officer

408-934-3144

kevinb@cmd.com

FAQs – Pending Acquisition of California Micro Devices by ON Semiconductor

Acquisition Background

Who is California Micro Devices?

CMD (NASDAQ: CAMD) is a leading supplier of application specific integrated passive (ASIP) devices for products for the mobile handset, high brightness LED (HBLED), digital consumer electronics and personal computer markets. Key product lines include ASIP protection devices for mobile handsets, HBLEDs, digital consumer electronics products and personal computers.

CMD was incorporated in 1980 and has been public since 1986.

Products include low capacitance, low profile ESD protection arrays featuring PicoGuard XP® and PicoGuard XS® architectures. XtremeESD products which are ideal for protection of high speed serial interfaces in digital TVs and LCD display monitors such as MDDI, MIPI® or USB2.0 High-Speed. CMD’s Praetorian® ESD/EMI protection devices are multichannel LC EMI filters with ESD protection using spiral inductors combined with semiconductor circuit elements. These devices help enable superior filter performance making them ideal for high resolution display and camera interfaces in mobile handsets.

The LuxGuard™ family of ESD protection devices features silicon submounts and TVS diodes designed specifically for high power, high brightness LED applications. CMD introduced their first LED protection devices in 2001, and since then has shipped more than 300 million units to HB LED customers worldwide.

CMD’ MediaGuard™ HDMI protection devices feature ESD protection for all 12 HDMI data lines plus level shifting, backdrive protection, and overcurrent protection for HDMI ports on digital TVs, cable and satellite set-top boxes, DVD players and recorders, and other digital video devices.

CMD’ Centurion™ ESD/EMI protection devices include Zener diode ESD arrays plus multichannel RC EMI filters with ESD protection for mobile handset applications including dataports and internal interfaces to displays and cameras.

The CMD headquarters facility is located in Milpitas, California with regional offices in Tempe, Chicago, Hong Kong, Korea, China, Taiwan, Finland, Japan and the United Kingdom.

For more information visit: http://www.cmd.com.

When do you expect the deal to close?

We expect to close the deal during ON Semiconductor’s first quarter of 2010 subject to the tender offer process, satisfaction of any necessary regulatory approvals and customary closing conditions and completion of the anticipated follow-on acquisition.

What happens after this initial announcement?

ON Semiconductor and CMD will prepare the necessary documentation for ON Semiconductor to commence the tender offer which will remain open for at least 20 business days. We will also prepare for the completion of the transaction and the successful integration of CMD into ON Semiconductor. After the tender offer closes, there will be a follow-on acquisition and the sale of CMD to ON Semiconductor will be complete.

FAQs – Pending Acquisition of California Micro Devices by ON Semiconductor

When and where will CMD employees get more information about this acquisition?

Updates throughout the process will be provided to all employees via e-mail and company leaders.

Who or where should I direct questions?

Questions should be sent to your manager, your local HR representatives or employee.questions@onsemi.com.

FAQs – Pending Acquisition of California Micro Devices by ON Semiconductor

About ON Semiconductor

Who is ON Semiconductor?

•

ON Semiconductor (Nasdaq: ONNN) is a premier supplier of high performance, energy efficient, silicon solutions that enable designers to quickly and cost-effectively improve system efficiency for electronics in the computing, communications, consumer, automotive, industrial, medical and military/aerospace markets. The company’s portfolio includes power management, signal, logic, discrete and custom devices.

•

Global corporate headquarters are in Phoenix, Arizona. The company operates a network of manufacturing facilities, sales offices, and design centers in key markets throughout North America, Europe, and the Asia Pacific regions. ON Semiconductor:

•	Had 2008 Annual Revenue of $2.055 Billion

•	Enables energy efficient solutions for a greener world

•	Provides a broad array of products and solutions

•	Helps customers solve their unique design challenges

•	Operates a world-class, value added supply chain

•	Sales break-out by end-market

•	Computing – 27%

•	Automotive – 18%

•	Consumer – 17%

•	Communications – 17%

•	Industrial/Mil/Aero – 17%

•	Medical – 4%

•	ON Semiconductor designs, manufactures and markets an extensive portfolio of semiconductor components that addresses the design needs of sophisticated electronic systems and products.

•	The company’s power management semiconductor components distribute and monitor the supply of power to the different elements within a wide variety of electronic devices.

•	The company’s data management semiconductor components provide high-performance clock management and data flow management for precision computing and communications systems.

•	Their standard semiconductor components serve as “building block” components within virtually all electronic devices.

•	For more details please go to http://www.onsemi.com.

Where is the ON Semiconductor’s headquarters?

The company is headquartered in Phoenix, Arizona, USA. The company owns and operates several development centers and several manufacturing facilities located throughout the U.S., Europe and Asia.

How many employees are employed by ON Semiconductor?

Worldwide, ON Semiconductor employs more than 13,000 employees.

What is ON Semiconductor’s company mission?

To provide its customers with high quality, cost effective solutions to solve the demanding power and signal management design challenges.

What is ON Semiconductor’s company vision?

ON Semiconductor is the premier supplier of high performance, energy efficient, silicon solutions for green electronics.

What is ON Semiconductor’s business strategy?

ON Semiconductor’s business strategy is to become the supplier of choice by:

•	Leveraging our operational strengths

FAQs – Pending Acquisition of California Micro Devices by ON Semiconductor

•	Building intimate relationships with market-making customers

•	Improving our technological capabilities to provide leadership in power and signal management solutions

To follow this strategy ON Semiconductor will continuously:

•	Dedicate resources to understand the needs of key customers and develop solutions for key applications

•	Increase rate of technological innovation

•	Shorten development cycle times

•	Lower manufacturing costs

•	Improve quality and supply chain

What is ON Semiconductor’s Quality/Service philosophy/statement?

ON Semiconductor’s Quality statement is: “Every ON Semiconductor employee is personally responsible for ensuring the highest quality in products and services delivered to internal and external customers. Continuous improvement in the quality of processes, products, and service is fundamental to the achievement of customer satisfaction.”

Acquisition Impact Upon Completion

Will any products in development be cancelled?

We will review the status of products in development.

Will my work group remain intact?

No work group changes are planned in the short term. The experience and technical expertise of the California Micro Devices’ staff is a critical aspect of this transaction and stability in the transition is important to the company.

Who will I report to?

In most cases, employees will continue to report to their current manager.

Employment Upon Acquisition Completion

Do I have a job?

Your employment will transfer over to ON Semiconductor unless you are told otherwise.

What happens to employee benefits?

Employee benefits are expected to stay the same for the near future. We expect to notify employees of any upcoming changes prior to the changes being implemented.

What type of career opportunities could ON Semiconductor present for me?

Career opportunities are available on the company intranet. Employees are eligible to apply for these opportunities after 12 months of employment with ON Semiconductor.

Will years of service be retained and for how long after joining the new company?

Yes. Your years of service will be carried over to ON Semiconductor. There is no time limit.

Technology Upon Acquisition Completion

Will my e-mail address change?

Yes, most likely after closing or shortly thereafter. You will receive information about all of the changes as we progress.

FAQs – Pending Acquisition of California Micro Devices by ON Semiconductor

Can I keep my IT accessories such as my laptop?

We currently expect the IT and design infrastructure to remain as is.

Payroll

What is the ON Semiconductor payroll cycle?

Bi-weekly.

How does ON Semiconductor do performance reviews?

The company conducts performance reviews on annual basis during the first calendar quarter of each year. Any increase is effective the beginning of July.

Compensation

What is the compensation philosophy at ON Semiconductor?

ON Semiconductor’s philosophy is to reward employees competitively based on position, performance, market data and experience.

Stock Options

When do I need to exercise my vested CMD shares?

It is not necessary that you exercise your vested CMD options. With the close of the transaction, they will be assumed and converted to option shares of ON Semiconductor.

What happens to my stock options that have not been exercised?

Your CMD stock options will be exchanged for ON Semiconductor stock options at a ratio equal to the acquisition price per share of $4.70 divided by divided by the average closing price of ON Semiconductor shares for the five trading days immediately preceding the closing date of the merger for each CMD stock option owned. The exercise price for the ON Semiconductor options will be equal to the CMD exercise price times the ratio of the average price of ON Semiconductor shares for five days preceding the close to $4.70.

Can I exercise my vested shares and tender them?

Yes. Alternatively, after exercise, you can trade subject to the company’s securities trading policy and securities laws.

Work Schedule

Do I lose the flexibility I currently have at CMD?

ON Semiconductor will assess your current schedule and review with the employees. We do not anticipate any changes at this time.

I currently work out of a home office. Will I be able to continue?

ON Semiconductor offers a flexible work environment to meet business and personal needs. Your personal situation will be considered.

Will my expected working hours change?

ON Semiconductor does not anticipate any changes at this time.

FAQs – Pending Acquisition of California Micro Devices by ON Semiconductor

Vacation

How does the vacation accrual work at ON Semiconductor?

You will continue accruing vacation at your current level based on your years of service.

What happens to my unused accrued vacation time?

This can vary by country and state according to specific employment laws. For example, in some countries, your vacation/holiday balance is carried forward to the new company, while in other countries, you will be paid for your accrued and unused vacation, and start with a zero balance on your first day as an employee of ON Semiconductor. We expect to notify employees of any upcoming changes prior to the changes being implemented.

How many public holidays does ON Semiconductor have? Which ones?

Each year a public holiday schedule will be distributed to list all of the holidays for the coming year.

401(k)

Which financial institute administers the 401(k) plan at ON Semiconductor?

Vanguard.

Does ON Semiconductor offer 401(k) matching?

Yes. ON Semiconductor generally matches dollar for dollar up to 4 percent of eligible wages. We currently anticipate that for a period of time the CMD 401(k) plan will remain in place.

Securities Law Disclosure and Additional Information

The tender offer for the outstanding shares of common stock of California Micro Devices Corporation (“California Micro Devices” or “CMD”) has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, ON Semiconductor Corporation and an indirect wholly-owned subsidiary of ON Semiconductor Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and California Micro Devices will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statement. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the related solicitation/recommendation statement will contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully by CMD’s stockholders before they make any decision with respect to the tender offer. Such materials, when prepared and ready for release, will be made available to California Micro Devices’ stockholders at no expense to them. In addition, at such time such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov and also may be obtained by contacting investor relations at ir@calmicro.com, or by mail at California Micro Devices Corporation Investor Relations, 490 N. McCarthy Blvd., No. 100, Milpitas, CA 95051, or by telephone at 1- 408-934-3144.

© 2009 CALIFORNIA MICRO DEVICES CORPORATION CMD CONFIDENTIAL California Micro Devices Employee Meeting December 14, 2009

© 2009 CALIFORNIA MICRO DEVICES CORPORATION CMD CONFIDENTIAL
Agenda
• Introductions
• Progress update - Bob
• Why we are selling the company - Bob
• ON Semiconductor introduction - Keith Jackson,
president and CEO
• Q&A

© 2009 CALIFORNIA MICRO DEVICES CORPORATION CMD CONFIDENTIAL
Broad Based Progress
• Gaining share at key customers especially in
handsets and lighting
• New products coming along well
• On track to meet financial objectives

© 2009 CALIFORNIA MICRO DEVICES CORPORATION CMD CONFIDENTIAL
Why We are Selling the Company
• We are too small
– Cost disadvantage
– Customer concerns
– Limited distribution
• The timing is good
– Our momentum
– Favorable stock market
• We have a good offer from a good company
• The combination of our technology with
ON Semiconductor’s broad product line, customer
base, channels and supply chain is a recipe for
greater success

Enabling Energy Efficient Solutions
www.onsemi.com

ON Semiconductor®

5 • Employee Presentation – CMD Acquisition • Dec. 09 Confidential Proprietary

6 Employee Presentation – CMD Acquisition • Dec.
09
Safe Harbor Statement and Non-GAAP Financial
Measure Information
During the course of this presentation, ON Semiconductor may make projections or other forward-looking statements regarding future events or its future financial performance.
The words “estimate,” “intend,” “expect,” “plan,” “should” or similar expressions are intended to identify forward-looking statements.  ON Semiconductor wishes to caution that such statements are subject to risks and uncertainties that could cause actual events or results to differ materially.  Important factors relating to our business, including factors that could cause actual results to differ from our forward-looking statements, are described in our Form 10-K and other filings with the SEC.  ON Semiconductor assumes no obligation to update forward-looking statements to reflect actual results or changed assumptions or other factors.
Some data in this presentation may include non-GAAP financial measures. You can find reconciliations of these non-GAAP financial measures to the most directly comparable measures under generally accepted accounting principles within the following presentation at our website (http://www.onsemi.com) at the “Investors” section under the category “Annual Reports/Financial Releases.”

7 Employee Presentation – CMD Acquisition • Dec.
09
Securities Law Disclosure and Additional Information
The tender offer for the outstanding shares of common stock of California Micro Devices Corporation (“California Micro
Devices” or “CMD”) has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, ON Semiconductor Corporation and an indirect wholly-owned subsidiary of ON Semiconductor Corporation will file a tender offer statement on Schedule TO with the
Securities and Exchange Commission, and California Micro Devices will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statement. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the related solicitation/recommendation statement will contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully by CMD’s stockholders before they make any decision with respect to the tender offer. Such materials, when prepared and ready for release, will be made available to California Micro Devices’ stockholders at no expense to them. In addition, at such time such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: and also may be obtained by contacting investor relations at ir@calmicro.com, or by mail at
California Micro Devices Corporation Investor Relations, 490 N. McCarthy Blvd., No. 100, Milpitas, CA 95051, or by
telephone at 1- 408-934-3144.
www.sec.gov

8 Employee Presentation – CMD Acquisition • Dec.
09
•
Why is ON Semiconductor Acquiring
California Micro Devices
•
About ON Semiconductor
•
Organization Overview and
Common Questions
•
Expectations and FAQs
•
Employee Resources
Agenda

9 Employee Presentation – CMD Acquisition • Dec.
09
Why is ON Semiconductor
Acquiring California Micro Devices
•
California Micro Devices strengthens ON Semiconductor’s offering in application specific integrated passive (ASIP)
consumer electronics end-markets. CMD’s expertise in protection solutions for the high brightness
LED (HBLED) market, as well as their strengths in LC-based EMI filtering and ESD protection, complements ON Semiconductor’s existing portfolio of protection and lighting solutions.
•
California Micro Devices’ technology and process development expertise in ESD and EMI protection is highly differentiated
relationships with leading global customers across multiple large and growing applications.
•
California Micro Device’s proprietary intellectual property and proven design capabilities.
•
To compete successfully in today’s global marketplace, size and scale are important. ON
Semiconductor can provide California Micro Devices with:
– Enhanced scale
– Deeper customer relationships and sales channels
– Integrated manufacturing capabilities
– An expanded addressable market
•
ON Semiconductor’s world-class operational capabilities and supply chain enable California
Micro Device’s products to better penetrate a variety of markets and customers.
devices to protect products in the wireless, computing and
in the market as demonstrated by their strong customer

ON Semiconductor

AMIS

Catalyst Semiconductor, Inc.

PulseCore

cmd

ON Semiconductor®

10 Employee Presentation – CMD Acquisition • Dec.
09
The Power of ON Semiconductor
The Transformation Continues with California Micro Devices
•
World class,
high volume,
cost effective
products.
•
Leading
standard
products in
Automotive,
Computing,
Consumer
and
Communicatio
ns end
markets.
•
Industry
leader in
power
management.
•
Leader in
processor
power
management
solutions.
•
Strong
customer
presence in
Computing,
Game
Console and
Server end
markets.
•
Strong
technology
capabilities &
FAEs.
CPU Voltage & PC
Thermal Products
Group
•
Leader in
analog and
mixed signal
technology
and design.
•
Automotive
products
leader.
•
Leading
custom
products in
Medical,
Mil/Aero and
Industrial end
markets.
•
Leader in
analog, mixed
signal and
EEPROM
technologies.
•
Top 4 player
in EEPROM
sector.
•
Proprietary
technology
and proven
design
capabilities.
•
Leader in EMI
filtering and
circuit
protection.
•
Provides
standard and
custom high
speed and low
power analog
and mixed
signal
solutions for
EMI reduction.
•
Leader in EMI
filtering and
ESD
protection.
•
Provides new
capabilities in
protection
circuits for
High
Brightness
LEDs.

11 Employee Presentation – CMD Acquisition • Dec.
09
•
Why is ON Semiconductor Acquiring
California Micro Devices
•
About ON Semiconductor
•
Organization Overview and Common Questions
•
Expectations and FAQs
•
Employee Resources
Agenda

12 Employee Presentation – CMD Acquisition • Dec.
09
Mission Statement Mission Statement
To provide our customers
with high quality, cost
effective solutions to solve
the demanding power and
signal management  design
challenges.
Vision Vision
ON Semiconductor is the premier
supplier of high performance, energy
efficient silicon solutions for green
electronics.
ON Semiconductor Mission and Vision

13 Employee Presentation – CMD Acquisition • Dec.
09
Industry Dynamics Continue to Favor
ON Semiconductor
•
Rationalization of the Supplier Base
– ON Semiconductor is the one-stop shop for the semiconductor requirements of our customers
• From custom ASICs to standard components, we are an expert in power efficiency with the broadest selection of semiconductor products
• We shipped more than 33 billion units in 2008, more than five products for every person in the world with 95 percent on-time delivery to our key customer requested dates
•
Customers and Consumers are focused on Energy Efficiency
– Government agencies such as EnergyStar™, California CEC, European Code of
Conduct and the China CSC as well as consumers are focused on the power consumption of electronic devices
– ON Semiconductor is a leader in the Green wave with its GreenPoint™ power solutions and Greenline™ products that meet these emerging standards at a lower total design cost
•
Consumer Driven Semiconductor Growth
– High volume, competitive costs, high quality levels, flexible capacity, quick design turns

14 Employee Presentation – CMD Acquisition • Dec.
09
Digital and Mixed Signal
Group
Bob Klosterboer
Standard Products Group
Bill Hall
Automotive and Power
Group
Andy Williams
Computing and Consumer
Group
Bill Schromm
Business Units
• Military and
Aerospace
• Medical Devices
• Communications
and High Voltage
• Image Sensor
Products
• High Frequency
data conversion
• Foundry Services
• Protection / Filters
• Bipolar Power
Devices
• Thyristors
• Small Signal
Devices
• Zeners / Diodes
• Rectifiers
• Power Switching
and Interface
• DC-DC Conversion
• Analog Switches
• AC-DC Conversion
• Low Voltage
Devices
• Standard Logic
• Low and Medium
Voltage MOSFETS
• Automotive Analog
• Automotive Power
Devices
• LDOs and Voltage
Regulation
• Custom Automotive
ICs
• Memory Products
Catalyst Products Group
Gelu Voicu

GreenPoint™
From ON Semiconductor

ON Semiconductor®

15 Employee Presentation – CMD Acquisition • Dec.
09
• Computing and Consumer Group
– Core regulators, AC/DC controllers, system
DDR, system controllers
– #1 position in AC/DC controllers for notebook
adapters
– Leadership position in desktop & gaming power
management
• Up to $7.25 of SAM per desktop
• Up to $8.25 of SAM per notebook
– Leadership in energy efficient
solutions
• LCD TV, desktop & notebook adapters
Focused on the Right Products
• Automotive and Power Group:
– Total solutions including: ASICS + ASSP +
Discrete
– Infotainment, safety, lighting and engine control
products
• Greater than $4 of SAM per new
infotainment platform
• Standard Products Group
– #1 U.S supplier of standard products
– Strong cash flow generator
– Leader in micro-packaging
– Growth initiatives in protection
• Digital and Mixed-signal Product Group
– Leadership position in Analog ASICs
– #1 supplier in hearing aid ICs
– #1 in industrial & #3 in mil/aero
– New opportunities in Medical and
Military/Aerospace end-markets
– High growth opportunities in Audio DSP and
image sensors
*Gartner Group

16 Employee Presentation – CMD Acquisition • Dec.
09
Focused on the Right Applications
• Factory Automation
• Security Systems
• Sensor Interfaces
• Wireless or Wired Networking
• Communications Interface
Industrial Medical
• Implantable Devices
• Remote Patient Monitoring
• Medical Imaging
• Blood Glucose Monitoring
• Hearing Aids
• Therapeutics
Automotive
• Driver Information & Telematics
• Powertrain
• Safety & Chassis
• Audio & Infotainment
• Exterior & Interior Lighting
• Body Electronics
Computing
&
Gaming
• CPU / GPU Power Delivery &
Regulation
• Efficient Power Supplies
• Audio Signaling
• Thermal Management
Portable Consumer
• Display & Flash LED Lighting
• Audio Subsystems
• Data Switching
• Battery Charging Control
• Filtering for Camera & LCD
Interface
Media & Entertainment
• Audio Signaling
• Digital Audio/Video Transmission
• Image Filtering
• Digital Audio/Video Switching
• Conditional Access Systems
• Power Supply Efficiency
HV Communication
• IP Cameras
• World Class PoE
• Surveillance Cameras
• Industrial Ethernet
• Robust Ethernet Environment
• High Power Accuracy
Military & Aerospace
• Guidance Systems
• Infrared Imaging
• Secure Military Communications
• Commercial/Military Avionics
• Tactical Missiles/Munitions

COLLECTOR
3
2
BASE
1
EMITTER

BelaSigna 300
Preamplifier
Downsampling
A/D
MUX
Analog Inputs
HEAR Configurable Accelerator
IOC (Input Side)
IOC (Output Side)
Upsampling
Output Driver
Shared Memory
LSAD
GPIO
UART
SPI
Timer 1
Timer 2
Watchdog Timer
CRC Generator
CFX 24-bit DSP
Clock Management
IP Protection
Power Management
Battery Monitor
Data Memory
Program Memory
Boot ROM
Interrupt Controller

ON Semiconductor®

17 Employee Presentation – CMD Acquisition • Dec. 09 Providing a Broad Array of Products and Solutions Components Standard Products Systems-on-Chip

LG LITEON DELTA ASUS BOSCH CISCO

DELL SAMSUNG intel HELLA Sony Ericsson GE hp

Honeywell Continental® Microsoft SIEMENS SONY HITACHI

ON Semiconductor®

18 Employee Presentation – CMD Acquisition • Dec.
09
Helping Customers Solve
Their Unique Design Challenges
Solution Engineering Centers
Portland
Computing
Graphics
Seoul
Wireless
Chicago
Wireless /
Automotive
Taipei
Computing
Power Supply
Munich
Automotive
San Jose
Consumer
Wireless

19 Employee Presentation – CMD Acquisition • Dec.
09
Our Business Strategy
Product Leadership
Customer Intimacy
Operational Excellence
Leveraging our operational strengths.
• Lower manufacturing costs.
• Improve quality and supply chain.
Building intimate relationships with
market-making customers.
• Dedicate resources to understand
the needs of our key customers.
• Develop solutions for customer’s
key applications.
Improving our technological capabilities
to provide leadership in power and signal
management solutions.
• Increase rate of technological innovation.
• Shorten development cycle times.
Source: “Customer Intimacy and
Other Value Disciplines” by Michael
Treacy and Fred Wiersema

20 Employee Presentation – CMD Acquisition • Dec.
09
We Have a Winning Organization
•
Operational Excellence
– Manufacturing capability to deliver solutions at the right value point
– Supply chain management expertise to ensure you get your parts when you want them, where you want them and how you want them
•
Customer Intimacy
– Worldwide sales, design and support locations
– Solution Engineering Centers (SECs) dedicated to working closely with customers to drive innovative designs with higher performance and getting them to market fast
•
Product Leadership
– Expertise in power efficient products and solutions and memory technologies
• Custom, integrated ASICs, EMI/ESD protection to standard components
• Serving a broad range of end-market applications/end products
– System knowledge to meet tomorrow’s power management challenges
– Analog and power IC and memory design expertise to translate customer requirements into next generation products
– Broadest portfolio to offer both parts and system solutions

Vilvoorde
Oudenaarde
Limerick
Paris
Munich
Marin
Toulouse
Roznov
Piestany/Bratislava
Brno
Bucharest
Sofia
Portland
Gresham
Twain Harte
Silicon Valley
Pocatello
American Fork
Longmont
Co Springs
Plano
Austin
Phoenix
Waterloo
Lower Gwynedd
East Greenwich
Pyeong/Seoul
Aizu
Shanghai
Leshan
Taipei
Hsin-Chu City
Carmona
Calamba
Bangalore
Bangkok
Seremban
Design & Manufacturing
Design Center/SEC
Manufacturing

ON Semiconductor®

21 Employee Presentation – CMD Acquisition • Dec. 09 Global Design, Manufacturing and Supply Chain

22 Employee Presentation – CMD Acquisition • Dec.
09
•
Why is ON Semiconductor Acquiring
California Micro Devices
•
About ON Semiconductor
•
Organization Overview and Common Questions
•
Expectations and FAQs
•
Employee Resources
Agenda

23 Employee Presentation – CMD Acquisition • Dec.
09
Digital and Mixed Signal
Group
Bob Klosterboer
Standard Products Group
Bill Hall
Catalyst Division
Gelu Voicu
President and
Chief Executive Officer
Keith Jackson
Finance
Donald Colvin
Corporate Processes
Charlotte Diener
COO – Chief
Operating Officer
John Nelson
Sales & Marketing
Bob Mahoney
Human Resources
Colleen McKeown
General Counsel
Sonny Cave
Automotive and Power
Group
Andy Williams
Computing and Consumer
Group
Bill Schromm
Organizational Structure

24 Employee Presentation – CMD Acquisition • Dec. 09 Common Questions • Organization expectations • HR policies – 2009/2010 benefits • Travel – Policy • Payroll • Seniority • Vacation and sick leave

25 Employee Presentation – CMD Acquisition • Dec.
09
•
Why is ON Semiconductor Acquiring
California Micro Devices
•
About ON Semiconductor
•
Organization Overview and Common Questions
•
Expectations and FAQs
•
Employee Resources
Agenda

26 Employee Presentation – CMD Acquisition • Dec.
09
Expectations
• Your manager should:
– Hold department meetings
– Help set your focus/priorities
• Employees should:
– Stay informed
– Ask questions
– Send questions to employee.questions@onsemi.com

27 Employee Presentation – CMD Acquisition • Dec.
09
Expectations
Moving forward
• You will see:
– Ongoing communications
• “The Circuit” – The employee newsletter
– Updated FAQs
– Ongoing communication meetings
– Commitment to integrating work groups

28 Employee Presentation – CMD Acquisition • Dec.
09
Frequently Asked Questions
1. Where can I find answers to my questions?
2. How many people are being laid off?
3. Are layoffs planned?
4. When will benefits change?
5. When do I get paid?
6. How will salaries be impacted?
7. Will there be merit changes?
8. Will my title change?

29 Employee Presentation – CMD Acquisition • Dec.
09
•
Why is ON Semiconductor Acquiring
California Micro Devices
•
About ON Semiconductor
•
Organization Overview and Common Questions
•
Expectations and FAQs
•
Employee Resources
Agenda

30 Employee Presentation – CMD Acquisition • Dec.
09
•
Colleen McKeown, SVP, HR and Communication
•
Zareen Mohta, HR
•
Drew Fesler, HR, Compensation
•
Mark Carr, HR, Operations
•
Linda Chan, HR, Asia
•
Tobin Cookman, HR, Business Units and
Support Departments
•
Michelle Salcido, HR, Benefits
•
Robert Colbert, Employee Communications
•
employee.questions@onsemi.com
Human Resources Contacts

31 Employee Presentation – CMD Acquisition • Dec.
09
•
Company intranet
•
Site/department meetings
•
employee.questions@onsemi.com
•
Human Resources
•
Your leader
•
The Circuit – the employee newsletter
Employee Resources

32 Employee Presentation – CMD Acquisition • Dec. 09 Questions?

Confidential Proprietary 33 • Employee Presentation – CMD Acquisition • Dec. 09